EXHIBIT 99.1

 Internet Gold's First Quarter Earnings Release For 2016 Scheduled For May 26, 2016

Ramat-Gan, Israel May 19, 2016, Internet Gold Ltd. (NASDAQ/TASE: IGLD), today announced that it will release its First quarter results for 2016, on Thursday, May 26 2016.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.eurocom.co.il;

www.igld.com;

www.bcommunications.co.il;

www.ir.bezeq.co.il

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman-Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620